SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2016

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠   Form 40-F ⊠

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⊠   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated June 13, 2016, entitled "DEALING IN SECURITIES BY A DIRECTOR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 13 2016

By: /s/ Riaan Davel
     Name: Riaan Davel
     Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
("**DRDGOLD**")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements ("**Listings Requirements**"), the following information regarding a transaction by a director of DRDGOLD is disclosed:

Name of director:	Mr Niël Pretorius
Name of company of which he is a director:	DRDGOLD
Date on which the transaction was effected:	10 June 2016
Nature of transaction:	Sale
Class of security:	Ordinary shares
Number of ordinary shares:	125 000
Price per security:	R7.90
Total value of transaction:	R987 500.00
Nature of director's interest:	Direct beneficial
Confirmation of on-market or off-market:	On-market

Following the above transaction, Mr Pretorius will directly hold 376 167 ordinary shares in the share capital of the DRDGOLD.

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the chairman of the board of directors of DRDGOLD. The above trade was completed outside of a closed period.

Johannesburg
13 June 2016

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